April 10, 2006

United States

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-7010

Attn:	Mr. Rufus Decker
Mr. Gus Rodriquez
Mr. Scott Watkinson

Re:	Acuity Brands, Inc.
Form 10-K for the Fiscal Year ended August 31, 2005
Form 10-Q for the Fiscal Quarter November 30, 2005
File No. 1-16583

Gentlemen:

We are writing in response to the letter (“the Comment Letter”) dated March 29, 2006 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), with respect to the Acuity Brands, Inc. (the “Company”) Form 10-K for the fiscal year ended August 31, 2005 and Form 10-Q for the fiscal quarter ended November 30, 2005. The responses are set forth below following the text of the paragraph of the Comment Letter to which each response relates.

In connection with responding to these comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SEC File No. 1-16583

April 10, 2006

General

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where applicable.

Response to Comment 1: The Company advises the Staff that the additional disclosures recommended will be incorporated in all future filings as discussed below. Please refer to the responses to the specific comments included herein.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

Results of Operations: Fiscal 2005 Compared with Fiscal 2004, page 20

2.	We have reviewed your response to comment two. Based on your discussion on page 20 it appears that your consolidated operating profit decreased by $31.2 million or 22.6%. You identify the decrease as being caused by your streamlining initiative, accounting for a net $10 million of the decrease, lower gross profit, accounting for $2.2 million of the decrease, and higher costs for commissions, freight and distribution, which combined account for $5.9 million of the decrease. Please provide us with additional information to help us understand why it is impracticable to identify and quantify the business reasons contributing to the remaining $13.1 million, or 10%, decrease in consolidated operating profit.

Response to Comment 2: The Company supplementally advises the Staff of the following reconciliation of the change in operating profit as described in management’s discussion and analysis:

			Incr / (Decr) to Operating Profit (in millions)
Special charge			$(23.0)
Benefits from actions related to the special charge	(a	)	13.0

Net			(10.0)
Decrease in gross profit			(2.2)
Product recall costs and higher costs for commission, freight, and distribution	(a	)	(18.9)
Rounding			(0.1)

Decrease in operating profit in 2005 as compared with 2004			$(31.2)

The sum of (a) is $(5.9) million as described in the 10-K

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April 10, 2006

The Company will revise the disclosure in the August 31, 2006 Form 10-K to make this reconciliation more clear. The revised disclosure is as follows:

“…As of August 31, 2005, the Company has realized approximately $13.0 million in benefits from these efforts. The remaining $18.9 million increase in operating expenses in 2005 was due primarily to costs related to product recalls and higher costs for commission, freight, and distribution.”

“Consolidated operating profit was $106.7 million (4.9% of net sales) in 2005 compared with $137.9 million (6.6% of net sales) reported in 2004, a decrease of $31.2 million, or 22.6%. Operating profit in 2005 included the $23.0 million special charge partially offset by the $13.0 million in benefits discussed above. The remaining decline in operating profit was due primarily to lower gross profit and higher costs for product recalls, commissions, freight, and distribution mentioned above.”

3.	In your discussion of Acuity Brands Lighting you state that “non-residential construction, a core market for ABL, declined for the sixth consecutive year, negatively impacting both shipments and production.” You identify the factors contributing to the increase in net sales as being partially offset “by a decline in shipments in the commercial and institutional channel and to a non-strategic customer in the home improvement channel.” It appears that the trend of declining non-residential construction may be a material business reason driving significant change. It is unclear why the quantitative effect of the decline would not inform an understanding of your results of operations. Please advise or revise. Please refer to the example, analyzing the reasons for a material change in revenues and describing the effects of offsetting developments, in Financial Reporting Codification 501.04. Please also refer to Item 303(A)(3)(i), (ii) and (iii).

Response to Comment 3: The Company advises the Staff that the non-residential construction market is a core end market that our products serve. The Company manufactures commercial lighting products and a significant portion of these products are installed in non-residential buildings and structures. The Company’s products also serve the residential, infrastructure and other markets, and in fact the same fixtures can often be used interchangeably in these different applications. As the Company’s products are primarily distributed through various indirect means, including electrical distributors and retail stores, the Company is not able to precisely determine how much of the product is ultimately sold to the non-residential construction market. However, the Company does look at the non-residential construction market trends as a factor influencing its sales. The Company utilized data provided by McGraw-Hill Construction to track and forecast trends in the non-residential construction market. This data indicated that non-residential construction from calendar year 2000 through calendar year 2005 declined each year ranging

SEC File No. 1-16583

April 10, 2006

from an annual decline of 0.1% to a decline of 12.7%. While the Company purchases and utilizes data from McGraw-Hill Construction for monitoring and forecasting trends in certain served end markets, there are several other sources of information on these markets. These other sources would include the U.S. Government, American Institute of Architects, and financial institutions. Directionally, virtually all sources were consistent but the exact amount of estimated change could vary. In accordance with Item 303(A)(3)(i), (ii), and (iii), the Company believes informing the reader of the effect the prolonged weakness in this core served market was having on demand for a significant portion of its products was meaningful even though it is not able to precisely quantify this effect.

4.	Please quantify each of the business reasons you identify as contributing to the decrease in Acuity Brands Lighting’s operating profit and the changes in Acuity Specialty Products’ net sales and operating profit. If you consider any of these business reasons to be insignificant or quantification to be impracticable, please provide us with a detailed explanation as to why this is so. In this regard, we note that each of the changes is the result of offsetting business reasons, none of which are quantified.

Response to Comment 4: The Company supplementally advises the Staff that the change in the operating profit of Acuity Brands Lighting of $24.3 million was due primarily to the special charge ($15.7 million); higher raw material costs ($65.0 million); higher costs for product recalls, commission, freight and distribution ($18.5 million); and lower absorption of manufacturing costs due to decreased production. These higher costs were partially offset by improved pricing and a more favorable mix of products sold as well as benefits from the streamlining efforts ($11.0 million).

The Company further supplementally advises the Staff that the change in operating profit of Acuity Specialty Products of $1.3 million was due primarily to the special charge ($3.6 million); and rising raw material costs ($10.0 million), largely offset by improved pricing and benefits from the streamlining efforts mentioned above ($2.0 million).

The Company will revise MD&A in future filings to disclose the impact of foreign currency fluctuations on net sales for both Acuity Brands Lighting and Acuity Specialty Products. The revised disclosure for fiscal 2005 compared with fiscal 2004 that will be included in the Company’s August 31, 2006 Form 10-K will be as noted below:

Acuity Brands Lighting

“…and benefits from foreign currency fluctuation of $9.1 million…”

Acuity Specialty Products

“…and the favorable impact of foreign currency exchange rate fluctuations of $6.2 million…”

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April 10, 2006

The Company further advises the Staff that it believes with the additional disclosure of the impact of foreign currency exchange rate fluctuations it has provided sufficient information in the August 31, 2005 Form 10-K for the reader to understand the magnitude of the business reasons described. The Company has disclosed that higher selling prices offset much of the rising cost of raw materials and has disclosed the amount of the increase in raw materials. Therefore, the reader is able to infer the impact of pricing on both revenues and operating profit.

The Company further informs the Staff that, as disclosed in the August 31, 2005 Form 10-K, ABL has approximately 500,000 active products and ASP sells over 9,000 catalog-listed products and over 6,000 other products. Supplementally, the Company further informs the Staff that over 73,000 ABL products were ordered only once and ASP constantly improves its specialty chemical products. This large, constantly changing mix and functionality of products, in addition to numerous situations where ABL products are bid on major projects as a group and not as individual products, makes it impracticable to precisely calculate the individual impact of price, volume, and mix on changes between periods in net sales and operating profit. The Company estimates the relative impact of these items and discloses directionally the changes. When possible the Company has and will continue to provide appropriate qualitative and quantitative information explaining major changes in net sales and operating profits.

5.	Please show us your revised MD&A for fiscal 2005 as compared to fiscal 2004.

Response to Comment 5: Please see revised MD&A disclosures provided in response to comments 2 and 4 above.

Financial Statements

Consolidated Statements of Cash Flows, page 35

6.	We have reviewed your response to comment six. Please provide us with a detail of other non-cash charges for each period presented. Please also provide us with a reconciliation of the impairment charges and stock compensation expense reflected on the statements of operations to your statements of cash flows for each period presented.

Response to Question 6: The Company supplementally provides the Staff with the following detail of other non-cash charges for each period presented. The footnotes below the table provide further clarification of each item, including an explanation of the difference between stock compensation expense reflected on the statements of operations and non-cash items related to stock-based compensation included in the non-cash charges on the statements of cash flows.

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April 10, 2006

($ in millions)	2005	2004	2003
Non-cash items related to stock-based compensation (1)	$5,979	$2,624	$1,073
Non-cash items related to special charge (2)	2,401	—	—
Impairment charge (3)	664	1,929	—
Amortization of bond discount	66	66	66

Other non-cash charges	$9,110	$4,619	$1,139

(1)	Amounts are comprised of the non-cash portion of stock-based compensation expense reflected on the statements of operations during the period and a reduction of the non-cash portion of stock compensation expense due to restricted shares that vested during the period, if any, that were settled for cash in order to pay for taxes. In addition to stock-based compensation that is settled in shares, the Company also records stock-based compensation expense for share units that are eventually settled in cash. Expense related to the share units that are settled for cash is not included in other non-cash charges on the statements of cash flows.
(2)	Amount agrees with non-cash portion of special charge disclosed in Note 7: Special Charge and Impairment Charge.
(3)	Amounts agree with statements of operations.

Note 2 – Summary of Significant Accounting Policies, page 37

7.	We have reviewed your response to comment seven. Please tell us the causes of the misclassification of returned or damaged products, replacement products and warranty costs. Please also tell us what steps you have taken to ensure such misclassifications do not recur in the future. If the change in the value and classification of your deferred taxes as of August 31, 2004 is also the result of an error, please provide a similar explanation. If not, as previously requested, please tell us the reason for the change in your balance sheet.

Response to Comment 7: Management advises the Staff that the misclassification of returned or damaged products, replacement products, and warranty costs was due to these costs previously being classified according to the department that was held accountable and responsible for managing these costs rather than reflecting these costs in costs of goods sold. The change in the balance sheet related to deferred taxes was to properly reflect deferred taxes by jurisdiction as well as to properly classify certain deferred amounts as current or non-current based on the underlying asset or liability as required by SFAS 109. Management identified both of these items and revised the classification prior to filing the 10-K. The Company concluded that the revisions were not material and therefore did not require further disclosure. Management detected these items while performing self testing of controls as required by SOX 404 and while performing analysis of results. Internal controls were improved or added prior to August 31, 2005 to prevent or detect these types of errors from occurring in the future.

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Please feel free to contact me at (404) 853-1400 with any questions concerning this letter.

Sincerely,

/s/ Richard K. Reece
Richard K. Reece
Senior Vice President and
Chief Financial Officer